UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]     Merger

[ ]     Liquidation

[ ]     Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]     Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Safeco Tax-Exempt Bond Trust comprised of:
                           Safeco Municipal Bond Fund
                           Safeco Intermediate-Term Municipal Bond Fund
                           Safeco California Tax-Free Income Fund

3. Securities and Exchange Commission File No.: 811-7300

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]      Initial Application     [ ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

                  Safeco Mutual Funds
                  4854 154th PL NE
                  Redmond, WA  98052

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Jacqueline M. Veneziani, Counsel
            Symetra Life Insurance Company
            4854 154th PL NE
            Redmond, WA  98052
            425.376.5026

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

            Symetra Securities, Inc. (formerly Safeco Securities, Inc.) 4854 154th PL NE
            Redmond, WA  98052
            1-800-574-0233

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[X]     Management company;

[ ]     Unit investment trust; or

[ ]     Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[X]     Open-end                [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser from August 2, 2004 to present:

           Pioneer Investment Management, Inc.
           60 State Street
           Boston, Massachusetts 02109-1820

Investment Adviser for five years prior to August 2, 2004:

           Symetra Asset Management Company (formerly Safeco Asset
             Management Company)
           Two Union Square
           601 Union Street
           25th Floor
           Seattle, WA 98101

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Symetra Securities, Inc. (formerly Safeco Securities, Inc.) 4854 154th PL NE
            Redmond, WA  98052

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]  Yes                [X]  No

If Yes, for each UIT state:
Names(s):

File No.:  811-________
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes         [ ]  No

      If Yes, state the date on which the board vote took place: July 30, 2004

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes                [ ] No

If Yes,  state the date on which the  shareholder  vote took place:  December 8,
2004

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ]  Yes                [X]  No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

[ ]  Yes                [ ]  No

(c) Were the distributions made pro rata based on share ownership?

[ ]  Yes                [ ]  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Safeco Fund                     Safeco Class    Merger Ratio    Pioneer Fund                    Pioneer Class
---------------------------------------------------------------------------------------------------------------------------------
Safeco Municipal Bond Fund      Investor        1.0000          Pioneer Municipal Bond Fund     Investor
Safeco Municipal Bond Fund      A               1.0015          Pioneer Municipal Bond Fund     Investor
Safeco Municipal Bond Fund      B               0.9985          Pioneer Municipal Bond Fund     Investor
Safeco Municipal Bond Fund      C               0.9986          Pioneer Municipal Bond Fund     Investor
----------------------------------------------------------------------------------------------------------------------------------
Safeco California Tax-Free                                      Pioneer California Tax Free
  Income Fund                   Investor        1.0000            Income Fund                   Investor
Safeco California Tax-Free                                      Pioneer California Tax Free
  Income Fund                   A               1.0007            Income Fund                   Investor
Safeco California Tax-Free                                      Pioneer California Tax Free
  Income Fund                   B               0.9986           Income Fund                    Investor
Safeco California Tax-Free                                      Pioneer California Tax Free
  Income Fund                   C               0.9983            Income Fund                   Investor
-----------------------------------------------------------------------------------------------------------------------
Safeco Intermediate-Term                                        Pioneer Tax Free
  Municipal Bond Fund           Investor        0.9318            Income Fund                   Investor
Safeco Intermediate-Term                                        Pioneer Tax Free
  Municipal Bond Fund           A               0.9314           Income Fund                    Investor
Safeco Intermediate-Term                                        Pioneer Tax Free
  Municipal Bond Fund           B               0.9311            Income Fund                   Investor
Safeco Intermediate-Term                                        Pioneer Tax Free
  Municipal Bond Fund           C               0.9311            Income Fund                   Investor
------------------------------------------------------------------------------------------------------------------------

The exchange ratio was determined by dividing the net asset value of each class of each Safeco Fund by the net asset value of the corresponding Pioneer Fund and class that it was merged into as part of the reorganization.

(e) Liquidations only:
Were any distributions to shareholders made in kind?

[ ]  Yes                [ ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
Has the fund issued senior securities?

[ ]  Yes                [ ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[X]  Yes                [ ]  No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]  Yes                [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ]  Yes                [X]  No

If Yes, (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ]  Yes                [ ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes                [X]  No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?





IV. Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

            (i)   Legal expenses:  $79,797

            (ii)  Accounting expenses:  $10,773

            (iii) Other expenses (list and identify separately):
                  Board Fees:  $25,432
                  Proxy Printing, Mailing & Solicitation: $27,010 Transfer Agent Conversion Fees: $12,732
                  Other:  $784

            (iv)  Total expenses (sum of lines (i) - (iii) above):  $156,528

     (b) How were those expenses allocated?

          The  Funds  did  not  pay  any  of  the  costs   associated  with  the
          reorganizations or the sale of Symetra Asset Management Company's investment management business to Pioneer.

     (c) Who paid those expenses?

          At the request of the Board of Trustees, the Funds have not incurred any expenses or paid any costs associated with either the sale of Symetra Asset Management Company's investment management business or the subsequent reorganizations. All expenses including among other things, Board fees, proxy related expenses, legal fees, shareholder meeting or other administrative costs associated with these events are being shared by Symetra Financial Corporation and Pioneer Investment Management, Inc. pursuant to an agreement between the two parties.

     (d) How did the fund pay for unamortized expenses (if any)?

         Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]  Yes                [X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[X]  Yes                [ ]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

From time to time one or more of the Funds are notified of potential class action litigation involving securities that may have been held by the Fund(s) during a specified time period, which may allow for certification as a member of the class of plaintiffs and ultimately may make the Fund(s) eligible to participate in any settlement or award that may be reached. The Funds are not lead plaintiffs in any such actions.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]  Yes                [X]  No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.     (a)     State the name of the fund surviving the Merger:

         Surviving Fund                                   (Merged Fund)

         Pioneer Municipal Bond Fund                 (Safeco Municipal Bond Fund)
         Pioneer Tax Free Income Fund                (Safeco Intermediate-Term Municipal Bond Fund)
         Pioneer California Tax Free Income Fund     (Safeco California Tax-Free Income Fund)


          (b) State the Investment Company Act file number of the fund surviving the Merger:

          Pioneer Municipal Bond Fund                 811-21460
          Pioneer Tax Free Income Fund                811-07597
          Pioneer California Tax Free Income Fund     811-21460

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           811-21460 and 811-07597

           DEF N14/A (Proxy Statement), filed on October 26, 2004

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Safeco Tax-Exempt Bond Trust, (ii) he is the President of Safeco Tax-Exempt Bond Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or knowledge, information and belief.


                                  /s/ Roger F. Harbin
                                -----------------------
                                     Roger F. Harbin